UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 February 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics renews partnership with CANON, 2 February 2005

2 February 2005

TNT Logistics renews partnership with CANON

CANON has decided to renew and extend its partnership in Italy with TNT Logistics, a leading global logistics service provider, broadening its mandate to a project focused on a new logistics structure to increase competitiveness. This contract is a further confirmation of a partnership between the two companies that started in 1997, and that will soon reach its ten year milestone.

The new three-year contract means that TNT Logistics Italy will develop solutions for a new logistics system with a central warehouse in the Netherlands and local warehouses in several European countries. All of the logistics activities provided to CANON ITALIA will be managed from the TNT Logistics Italy warehouse in Cerro al Lambro (Milan), which will integrate the activities of CANON's central European warehouse to perform all cross-docking operations.

In addition to all customised kitting activities, TNT Logistics Italy will be handling labelling, reconditioning, transport and returns flow management, as well as pre-installation activities for CANON's CBS Division (office products) and the project for cross-docking activities from the central European warehouse.

The highly efficient operation of the TNT Logistics Italy facility in Cerro al Lambro (Milan) will enable CANON in Italy to manage a product flow ranging from office equipment (for example photocopiers, fax machines, printers, accessories, spare parts) to home consumer products (such as photo, video, PC printers, scanners) and to distribute them throughout the country. TNT Logistics' IT systems are perfectly integrated with those of CANON thus guaranteeing maximum operational efficiency.

Gianfranco Sgro, Managing Director of TNT Logistics Italy comments: "TNT Logistics has always sought to build partnerships rather than being mere suppliers. We work alongside our partners, integrating their activities to better develop their business. The renewal and extension of important partnerships such as that with CANON are an indication of the effectiveness and efficiency of our services and drive us to seek new levels of excellence."

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 39 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 3 February 2005